SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2022 (Report No. 4)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

EXPLANATORY NOTE

On May 5, 2022, Nano Dimension Ltd. (the “Registrant”) issued the voting instruction form for the previously announced Annual and Extraordinary General Meeting of Shareholders on Tuesday, June 7, 2022, to be sent to holders of the Registrant’s American Depositary Shares by The Bank of New York Mellon, and attached this voting instruction form as Exhibit 99.1 to the Form 6-K (the “Original Filing”) furnished to the Securities and Exchange Commission on the same date. This Amendment on Form 6-K/A (this “Amendment”) amends the Registrant’s Original Filing, to correct a typographical error in resolution 3 of Exhibit 99.1 attached thereto.  No modification or update is otherwise made to any other disclosures in the Original Filing, nor does this Amendment reflect any events occurring after the time of the Original Filing.  A copy of the corrected voting instruction form is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Exhibit No.
99.1	Voting Instruction Form for the Annual and Extraordinary General Meeting of Shareholders to be held on Tuesday, June 7, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: May 16, 2022	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

2